Exhibit 99.1

For Immediate Release

Safety of Alcon’s RETAANE® Suspension Confirmed at 24 Months

Data Supports Clinical Equivalence to VISUDYNE*

FORT WORTH, Texas, October 13, 2005 – Alcon, Inc. (NYSE:ACL) reported 24 month data from its comparative study of RETAANE® 15 mg (anecortave acetate suspension) versus VISUDYNE* photodynamic therapy (PDT) in the treatment of wet age-related macular degeneration (AMD). The data will be presented at the annual meeting of the American Academy of Ophthalmology this weekend in Chicago.

The primary purpose of the 24 month analysis was to confirm the long term safety of RETAANE® suspension. Safety information from this study showed that no clinically relevant safety issues were observed due to the drug or the posterior juxtascleral depot procedure during entire course of the study. Ocular and non-ocular adverse events were reported at similar rates in both arms of the study.

In addition to the safety data, the company said two year data continued to show RETAANE® suspension is clinically equivalent to PDT with VISUDYNE*. Furthermore, the mean visual acuity for both treatment groups was clinically stable from month 12 to month 24.

“We believe this data indicates that RETAANE® suspension has the potential to play a unique role in the chronic treatment of wet AMD,” said Stella Robertson, PhD and vice president, ophthalmic development. “We continue to have discussions with the FDA and other regulatory agencies around the world to gain approval of this drug.”

About RETAANE® suspension

RETAANE® suspension is an investigational treatment for maintaining vision in patients with wet AMD. The drug is an angiostatic cortisene that inhibits the abnormal growth of blood vessels, a process scientifically known as angiogenesis. Angiostatic cortisenes are derived from the steroid class and engineered to remove chemical groups responsible for side effects, such as the development of cataracts and elevated intraocular pressure leading to glaucoma, while preserving potency against angiogenesis.

RETAANE® suspension is administered with a blunt-tipped, curved cannula to deliver the drug behind the eye without puncturing the eyeball. This method of delivery avoids the risk of intraocular infection and retinal detachment, the most common side effects associated with injecting therapeutic agents directly into the eye. In addition, RETAANE® suspension requires less frequent dosing (once every six months) compared to some other investigational drugs, which are injected into the eye as often as 9 to 12 times a year.

Alcon has received an approvable letter from the U.S. Food and Drug Administration for its New Drug Application (NDA) for RETAANE® suspension. The company also is actively pursuing approval of RETAANE® suspension in the European Union, Canada, Switzerland and Australia.

About Alcon

Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon has been conducting retinal research for more than 15 years and is the world’s leading provider of surgical equipment used by vitreoretinal specialists who treat patients with AMD and other retinal diseases. Alcon has multiple programs to investigate, discover and develop novel compounds to treat AMD and other retinal diseases.

*VISUDYNE is a registered trademark of QLT Therapeutics, Ltd.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to our ability to gain approval of RETAANE® suspension of our NDA from the FDA and the expected benefits of RETAANE® suspension in treating AMD. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward- looking statements. Factors that might cause future results to differ include, but are not limited to, the following: we may never gain approval of our NDA for RETAANE® suspension to the FDA, or approval of the NDA may take longer than we expect; treatments developed by other companies may reach the market sooner or prove to be more effective than RETAANE® suspension; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton (Alcon Investor Relations

and Strategic Corporate Communications)

800-400-8599

doug.machatton@alconlabs.com

www.alconinc.com